Commtouch Board of Directors Approves
Stock Repurchase Plan of up to $4 million

Sunnyvale, Calif. – July 30, 2008 – Commtouch® (NASDAQ: CTCH), a leading email and web defense technology provider, today announced that its Board of Directors has authorized a plan for the repurchase of the Company's ordinary shares in the open market or through privately negotiated transactions, in an amount in cash of up to $4 million.

The share repurchases will be funded from available working capital. Commtouch reported a net cash position of $16.5 million as of June 30, 2008. Commtouch believes that its cash resources, after giving effect to the repurchase, will be adequate to allow it to continue pursuing its objectives.

Gideon Mantel, Chief Executive Officer and Chairman of the Board of Commtouch, said:
“We believe that this plan provides a good use of our cash levels, will not limit our ability to consider potential transactions in the future and demonstrates our commitment to enhance shareholder value.”

Under the repurchase program, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with the requirements of the Securities and Exchange Commission and other applicable legal requirements. The repurchase program will not extend beyond December 31st, 2009, does not require Commtouch to acquire a specific number of shares and may be suspended from time to time or discontinued. As of June 30, 2008, Commtouch had 25.7 million shares outstanding.

Under Israeli law, the repurchase is subject to the company obtaining court approval in Israel, which the company will seek as soon as possible.

About Commtouch

Commtouch® (NASDAQ: CTCH) is the source of proven messaging and web security technology for scores of security companies and service providers, founded on a unique datacenter-based approach. Commtouch’s expertise in building efficient, massive-scale security services has resulted in its patented technology being used to mitigate Internet threats for thousands of organizations and hundreds of millions of users in over 100 countries. Commtouch’s Data Centers automatically analyze billions of transactions in real-time to identify new spam, malware and zombie outbreaks as they are initiated. Commtouch’s unmatched suite of security offerings – anti-spam, virus detection, reputation and zombie intelligence services – work together in a comprehensive feedback loop. Commtouch was founded in 1991, is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif. For more information and real-time statistics and trends, see: http://www.commtouch.com and the Commtouch Café blog at http://blog.commtouch.com/cafe.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. For example, when we say that we intend to repurchase ordinary shares, or that our cash resources, after giving effect to the repurchase, will be adequate to allow us to continue pursuing our objectives, or that we believe that the purchase of our own shares will enhance long-term shareholder value, and will not limit our ability to consider potential transactions in the future, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Commtouch's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: share price increases; other funding requirements; other investment opportunities; fluctuations in our results of operations; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Commtouch's products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; timely availability and customer acceptance of Commtouch's new and existing products; and other factors and risks on which Commtouch may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Commtouch, reference is made to Commtouch 's Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Commtouch undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

Company Contact Ron Ela Chief Financial Officer Tel: (US) 650-864-2291 (int’l) +972-9-8636813 ron.ela@commtouch.com	Investor Relations Contact Ehud Helft / Kenny Green GK Investor Relations Tel: (US) 646-201-9246 (Israel) +972-3-607-4717 info@gkir.com